

July 3, 2014

Via E-mail
Christopher Carey
Chief Financial Officer
City National Corporation
555 South Flower Street
Los Angeles, California 90071

> **Re: City National Corporation**
> **Form 10-K for the period ended December 31, 2013**
> **Filed March 3, 2014**
> **Response dated June 30, 2014**
> **File No. 001-10521**

Dear Mr. Carey:

We have reviewed your supplemental response and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

City National Corporation Form 10-K

Management's Discussion and Analysis

1. We note your response to prior comment 1b included in your letter dated June 30, 2014. In your example included in Exhibit A, you state that the discount period for the FDIC indemnification asset is two years and is based on the estimated timing of the collection of loss from the FDIC. We note the remaining expected life of the related loans was five years.

    a. It appears that you are not using the contractual term of the FDIC indemnification asset for your discount period. Please tell us how you considered the guidance in

ASU 2012-06 and ASC 805-20-35-4B which states that any amortization of changes in value of an indemnification asset is limited to the lesser of the contractual term of the indemnification agreement and the remaining life of the indemnified assets.

b. Please tell us the impact on your financial statements if you used the lesser of the contractual term of the indemnification asset or remaining life of the asset as your discount period for 2013 and 2014.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant